AUDREY L. CHENG

Assistant Vice President, Counsel

Office: (949) 219-3202

Fax: (949) 219-3706

E-mail:  Audrey.Cheng@PacificLife.com

October 7, 2020

VIA EDGAR

Yoon Choo, Esq.

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C.  20549

RE:                       Post-Effective Amendment No. 150 for Pacific Select Fund

File Nos. 033-13954 and 811-05141

Dear Ms. Choo:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, and on behalf of Pacific Select Fund (“Registrant”), we hereby request the withdrawal of Post-Effective Amendment No. 150 (“Amendment”) to the above referenced Registration Statement, filed on October 6, 2020.

We request withdrawal of the Amendment because the PD Mid-Cap Index Portfolio intends to commence operations before October 27, 2020.  As a result, we respectfully request withdrawal of the Amendment as soon as practicable.

No securities were sold in connection with this Amendment.

Please note that we are filing this application to request a withdrawal of the above referenced Amendment only and are not applying for withdrawals of the entire Registration Statement.

If you have any questions regarding this matter, please contact me at (571) 332-5144.

Sincerely,

/s/ Audrey L. Cheng

cc:                              Robin S. Yonis, Esq., Pacific Life Fund Advisors LLC

Laurene MacElwee, Pacific Life Fund Advisors LLC

Anthony H. Zacharski, Esq., Dechert LLP

Rachael Schwartz, Esq., Sullivan & Worcester LLP